April 30, 2013

Terence O’Brien, Accounting Branch Chief

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	M.D.C. Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed January 31, 2013

Response dated April 17, 2013

File No. 001-08951

Dear Mr. O’Brien:

We are providing this response to the comments contained in the Staff’s letter dated April 25, 2013 (the “Follow-Up Comment Letter”) to John M. Stephens, the Chief Financial Officer of M.D.C. Holdings, Inc., a Delaware corporation (the “Company”).

Response to Comment Letter

Our responses to your specific comments are below. For your convenience, we have restated them in italics and keyed our responses to the numbering and headings used in the Follow-Up Comment Letter.

22. Supplemental Guarantor Information, page F-41

Comment

1.	We note your response to comment 3 in our letter dated April 9, 2013. We note the qualitative factors that you considered in your materiality assessment, and we also considered the quantitative impact of the errors and the impact on the trends for MDC’s operating cash flows, which is an additional qualitative factor that your assessment did not include. Further, we note that you have several open registration statements in which this Form 10-K is incorporated by reference and that you recently registered new notes. Based on all of these factors, we believe that the error in the presentation of cash flows from operating activities and financing activities in the MDC column is material and may impact an investor’s decision to buy or sell your registered notes. As such, please amend your fiscal 2012 Form 10-K to correct the errors in your condensed consolidating financial statements presentation in Note 22.

Response:

We are filing concurrently herewith a Form 10-K/A to correct the errors in the condensed consolidating financial statements presentation in Note 22.

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

April 30, 2013

Comment

2.	We note the amount of the error you identified for fiscal year 2010 is $28.6 million. We further note that the equity income of subsidiaries included in the fiscal year 2010 supplemental condensed combining statements of operations is $14.7 million. Please tell us what the other non-cash item included in operating cash flows is.

Response:

As of December 31, 2009, MDC was indebted to a non-guarantor subsidiary in the amount of $43.3 million. During 2010, this loan was repaid. The non-guarantor subsidiary appropriately classified this repayment as a payment from (advances to) subsidiaries in the financing activities section of the 2010 supplemental condensed combining statements of cash flows. MDC incorrectly classified this as a cash outflow in the operating activities section of the 2010 supplemental condensed combining statements of cash flows. As such, the eliminating entry column for the 2010 Net cash provided by (used in) operating activities eliminated the net effect of this $43.3 million repayment against the $14.7 million of equity income in subsidiaries resulting in the net elimination entry of $28.6 million. This error in presentation is corrected through the reclassification entries reflected in the revised 2010 supplemental condensed combining statements of cash flows in the Form 10-K/A we are filing concurrently herewith.

If you would like to discuss any of the responses above or any other matter, please contact John Stephens at (303) 804-7714.

Sincerely,

/s/ John M. Stephens	/s/ Michael Touff

John M. Stephens	Michael Touff
Senior Vice President and	Senior Vice President and
Chief Financial Officer	General Counsel